EXHIBIT 99.1

Mogo Completes Acquisition of Canadian Investment Dealer

Fortification Capital Inc. - to be Renamed MogoTrade

Acquisition accelerates upcoming launch of MogoTrade commission free stock trading platform

All figures in Canadian $

Vancouver, British Columbia, September 1, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced it has closed the previously announced acquisition (the “Acquisition”) of Canadian registered investment dealer, Fortification Capital Inc. (“Fortification”) following approval of the transaction from the Investment Industry Regulatory Organization of Canada (“IIROC”) and related regulatory approvals. Fortification will also be changing its name to MogoTrade Inc. (“MogoTrade”).

Fortification is a Canadian registered investment dealer and a member of IIROC. Among several benefits of the Acquisition, Mogo acquires the necessary licenses, registration and technology – including an order management system and market data processing – to accelerate the development of MogoTrade, the Company’s commission free stock trading solution.

“The acquisition of Fortification represents an important milestone towards the launch of our new commission-free stock trading platform, providing necessary components on the regulatory and technology side to complement our existing capabilities,” said David Feller, Mogo’s Founder and CEO.

Greg Feller, President of Mogo, added: “We’re still at the very beginning of the transition of wealth management in Canada to a modern mobile and digital-first experience, and we are hyper focused on building out the leading next gen digital platform. Canadians have over $8 trillion in financial assets, including more than $3 trillion in equities, mutual funds and ETFs, and our goal is to give them the best digital tools to better manage and grow their wealth.”

The Acquisition was completed pursuant to the terms of a definitive share purchase agreement (the “Share Purchase Agreement”) entered into by, among others, Mogo, Fortification and the sole shareholder of Fortification (the “Vendor”). Under the Share Purchase Agreement, Mogo acquired all of the issued and outstanding shares of Fortification in exchange for (i) a cash payment of $500,000; (ii) a cash payment equal to the working capital of Fortification plus repayment of the subordinated debt owed to the Vendor at the time of closing; and (iii) 75,000 common shares of Mogo (the “Mogo Consideration Shares”). All of the Mogo Consideration Shares are subject to a four-month statutory hold, with one-half of the Mogo Consideration Shares subject to a contractual six-month escrow restriction and the other one-half subject to a contractual three-year escrow restriction.

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About Fortification

Founded in 2016 by Jean Pouchet, Fortification is a technologically-driven securites dealer offering Direct Market Access, new issues, and order execution only brokerage services to Canadian clients.

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to do money like you mean it. Through the free Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card, the only card of its kind in Canada. The MogoCard makes it easy to enjoy spending control while doing good for the planet by planting a tree for every purchase. The Mogo app also enables you to easily buy and sell bitcoin, get free monthly credit score monitoring and ID fraud protection, and access personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC, while Mogo’s wholly-owned subsidiary Moka is bringing automated, fully-managed flat-fee investing to Canadians from coast to coast to coast. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the expansion of Mogo’s wealth offering, including the planned launch of Mogo’s free stock trading solution, and the anticipated benefits of the Acquisition. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approvals. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

(646) 829 -9701

shamsian@lythampartners.com

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